November 6, 2024

Brian Dykes
Executive Vice President and Chief Financial Officer
United Parcel Service, Inc.
55 Glenlake Parkway, NE
Atlanta, GA 30328

       Re: United Parcel Service, Inc.
           Form 10-K for the Fiscal Year ended December 31, 2023
           Filed February 20, 2024
           File No. 001-15451
Dear Brian Dykes:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation